04024277

HypoVereinsbank

04 APR -9 AM 7:21

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC1IR - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

SUPPL

Munich, March 29th, 2004

**Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")**
**File No. 82-3777**

Bayerische Hypotheken und Wechsel

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated March 11, 2004 commenting on HVB Group's 2003 consolidated financial statements

You will receive the items listed above in the both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

PROCESSED
APR 14 2004
THOMSON FINANCIAL

By: [signature]
Name: Richard Speich
Title: IR Manager

dlw 4/13

Enclosure

HVB Group



INVESTOR RELATIONS RELEASE MARCH 11, 2004

**2003 consolidated financial statements**
**HVB Group reaches all targets – significant swing in operating profit - adjustment of the equity holding portfolio – net annual loss and suspension of the dividend**

- **Full-year results in fiscal 2003 within all target ranges and, in some instances, even better**
  - **Slight increase in operating revenues after adjustment for disposal gains despite substantial reduction in risk-weighted assets and difficult market environment**
  - **Significant reduction in loan-loss provisions by around 30 percent to EUR 2.3 billion**
  - **Cost-income ratio of 63 percent (adjusted for disposal gains 66.0 percent)**
- **Second-highest operating profit of fiscal 2003 scored in the fourth quarter with EUR 463 million. The operational turnaround maintains its positive momentum.**
- **Impairment measures in the equity holding portfolio reduce market risks and free the group from existing unrealized losses:**
  - **Complete sale of Allianz stake; reduction in the holding in Munich Re to less than 10 percent already implemented**
  - **Equity holdings written down to their market values at year-end 2003**
- **Non-scheduled goodwill amortization on Bank Austria Creditanstalt**
- **Net annual loss and suspension of the dividend, full servicing of subordinate capital (participating certificates outstanding and hybrid capital)**

2003 consolidated financial statements

Today, HVB Group presents its consolidated financial statements for the recently concluded fiscal year 2003 in accordance with International Financial Reporting Standards (IFRS). Please find enclosed overviews of the most important key financial ratios, the income statement, the balance sheet and HVB Group's segment reporting. No more changes have been made in the audited consolidated results for 2003 compared with the preliminary results

which were announced on February 26, 2004. The annual report can be downloaded from our investor relations homepage: www.hvbgroup/annualreport starting March 11.

After the spin-off of Hypo Real Estate Group in the year under review, the year-on-year comparison of the income statement of the new HVB Group was affected by deconsolidation effects. We have therefore presented the prior-year figures on a pro-forma basis in this release in order to ensure a consistent and meaningful comparison.

Results for the fourth quarter of 2003

HVB Group maintained the momentum of its operational turnaround in the final quarter of fiscal 2003 and generated the second-highest operating profit of the fiscal year with EUR 463 million (EUR 274 million after adjustment for disposal gains). Operating revenues amounted to EUR 2,562 million in the fourth quarter (EUR 2,373 million after adjustment for the disposal gain Bank von Ernst). Net interest income came to EUR 1,474 million in the fourth quarter (Q3: EUR 1,530 million), thus edging down only slightly, by 3.7 percent, compared to the previous quarter – despite a continuous reduction in risk-weighted assets and negative currency effects. At EUR 728 million, net commission income remained more or less unchanged (-1.4 percent compared to the previous quarter). The trading profit was cut in half, from EUR 222 million to EUR 111 million. The balance of other operating income and expenses of EUR 249 million includes disposal gains for Bank von Ernst of EUR 189 million. Loan loss provisions were reduced by 3.6 percent, to EUR 564 million (Q3/2003: EUR 585 million). In addition, general administrative expenses declined further, by more than 4 percent to EUR 1,535 million (Q3/2003: EUR 1,603 million). The cost-income ratio stood at 64.7 percent in the fourth quarter (after adjustment for Bank von Ernst disposal gain), compared to 63.3 percent in the third quarter (after adjustment for norisbank disposal gain).

norisbank was deconsolidated in the fourth quarter of 2003. To ensure better comparability, we have therefore presented the operating revenues of the fourth quarter in comparison to the operating revenues of the third quarter after adjustment for the current revenues of norisbank. On this basis, net interest income was nearly stable, edging down by slightly under 1 percent (although the third quarter was additionally favored by a one-off effect of EUR 40 million). Net commission income remained on the level of the third quarter with a slight increase of almost 1 percent. The trading profit was cut in half compared to the previous quarter. The balance of other operating income and expenses includes disposal gain for Bank von Ernst of EUR 189 million. Loan-loss provisions were slightly below the prior-quarter level. General administrative expenses declined further, by more than 2 percent.

Results were well within the target ranges defined by HVB Group in early 2003 and in some instances even better.

| HVB Group<br>in EUR million | Target 2003 | 2003* |
|---|---|---|
| Total operating revenues | 9,500 – 9,900 | 9,648 |
| Loan-loss provisions | 2,300 – 2,600 | 2,313 |
| Administrative expenses | 6,500 – 6,700 | 6,371 |
| Pre-tax profit | 300 – 600 | 610 |
| Cost-income ratio in % | 66 - 70 | 66.0 |

* 2003 results after adjustment for disposal gains for norisbank, Bank von Ernst in operating profit and additionally for "Fünf Höfe", Union-Versicherung (net income from investments) as well as risk sheltering for Hypo Real Estate Group and one-off effects (impairment measures on AfS investments and non-scheduled goodwill amortizations) in pre-tax profit

On the operational front, HVB Group succeeded in staging a significant turnaround: compared to the pro-forma prior-year results of the new HVB Group, the operating profit improved by more than EUR 2 billion, to EUR 1,432 million (pro-forma[1]: EUR minus 613 million).

Even after adjustment for disposal gains (norisbank, Bank von Ernst), the operating revenues of EUR 9,648 million (2002 pro-forma: EUR 9,575 million) were fully within the target range. Before adjustment for disposal gains, operating revenues increased 5.7 percent, to EUR 10,116 million. Despite a volume decline resulting from the reduction in risk-weighted assets undertaken within the context of the transformation program, net interest income moved down only slightly versus the prior-year level, by EUR 55 million to EUR 5,881 million. Net commission income recorded a favorable trend, climbing 4.6 percent year-on-year, to EUR 2,795 million (2002 pro forma: EUR 2,672 million). At EUR 820 million, the trading profit exceeded the previous year's profit (2002 pro forma: EUR 787 million) by a further 4.2 percent. Other operating income and expenses includes disposal gains for norisbank and Bank von Ernst totaling EUR 468 million. Despite the still difficult economic situation in Germany, risk provisions declined significantly, by around 30 percent to EUR 2,313 million (2002 pro forma: EUR 3,292 million). This puts it at the lower end of the target range we had announced. At EUR 6,371 million (2002 pro forma: EUR 6,896 million), general administrative expenses

[1] Pro-forma figure based on the assumption that the spin-off of Hypo Real Estate Group took place on January 1, 2002.

were even below the target range defined at the start of the year, the reason being extensive adjustments in our capacities, including our workforce. The cost-income ratio after adjustment for disposal gains stood at a satisfactory 66.0 percent (2003 unadjusted: 63.0 percent).

As already announced on February 26, HVB Group has decided to scale down key major positions from its equity holding portfolio, earlier than planned for. This step significantly reduces the risks resulting from the price trends of equity holdings.
The stake in Allianz AG has already been sold completely. The holding in Munich Re was reduced to less than 10 percent in an initial step in the first months of 2004.

For this reason, the bank has written down its equity holdings to their market values at year-end 2003. Net losses from investments amounting to EUR 1,806 million arose from revaluation measures taken in available-for-sale holdings in the year under review. These write-downs taken to the current market values serve to depress net income from investments by EUR 1,989. By contrast, the Bank achieved gains on disposals amounting to EUR 127 million from the sale of Fünf Höfe and Union Versicherung, so that the balance of non-scheduled items on net income from investments amounted to minus EUR 1,862 million.

In addition to the scheduled goodwill amortization (EUR 216 million), one-off effects resulting from non-scheduled goodwill amortizations of EUR 902 million were recorded. Bank Austria Creditanstalt (BA-CA) accounts for EUR 800 million of this total. This measure is aimed at conservatively securing the value of participations on the downside. It will reduce future scheduled goodwill amortizations and ease the burdens on HVB Group´s future income statements. The BIS-compliant capital ratios will not deteriorate as a result of this measure. HVB Group continues to regard BA-CA as an integral part of its strategy.

All in all, these one-off effects are reflected in a pre-tax result of minus EUR 2,146 million for HVB Group (2002 pro forma: minus EUR 853 million). Excluding disposal gains, risk sheltering for Hypo Real Estate Group and one-off effects (impairment measures on AfS investments, non-scheduled goodwill amortizations), HVB Group generated pre-tax profit of EUR 610 million, which exceeded the originally announced target.
Owing to the one-off effects (impairment measures on AfS investments and non-scheduled goodwill amortizations) in the fourth quarter, HVB Group reports a net annual loss excluding minority interests of minus EUR 2,639 million at the end of 2003. At the same time, HVB AG reports a net annual loss of minus EUR 3,303 million for the recently concluded fiscal year. Consequently, the dividend will have to be suspended. As usual, however, HVB will fully service all subordinate liabilities (participating certificates outstanding and hybrid capital).

Segment Reporting

The Germany business segment succeeded in noticeably improving its earnings situation in fiscal year 2003, ushering in a positive trend reversal. The segment's operating profit amounted to EUR 278 million (previous year: minus EUR 947 million) due to constant revenues despite reductions in risk-weighted assets, disposal gains from the sale of participations, declining loan-loss provisions and reduced administrative expenses. The cost-income ratio stood at 62.9 percent (2002 pro forma: 78.3 percent).

The Austria & Central and Eastern Europe business segment continued the favorable business trend recorded in the previous year in 2003, too, and succeeded in further increasing its high return levels. At EUR 453 million, the segment's operating profit exceeded the year-earlier level of EUR 366 million by around 24 percent. The cost income ratio was 71.4 percent (2002 pro forma: 71.7 percent).

With an operating profit of EUR 1,049 million, the Corporates & Markets business segment made the highest contribution to HVB Group's earnings. The segment's operating profit more than tripled compared to the prior-year level of EUR 282 million. Largely constant revenues and considerable reduction in costs resulted in cost-income ratio of 44.1 percent (2002 pro forma: 52.3 percent). The loan loss provisions declined significantly.

Balance sheet and financial ratios

The total assets of the new HVB Group amounted to EUR 479.5 billion at the end of 2003. Due to the initiative aimed at reducing risk-weighted assets, the lending volume was scaled down by 10.0 percent, to EUR 338.3 billion. This decline mainly results from lower loans and advances to customers and other banks and a reduced investment portfolio. At the end of 2003, HVB Group had reduced its risk-weighted assets noticeably, to EUR 244 billion (taking account of the impairment measures on AfS investments of EUR 242 billion).

Excluding impairment measures on AfS investments, the BIS-compliant core capital ratio would have been 6.8 percent (pro-forma ratio at December 31, 2002: 5.1 percent), which would have been within the target range. Due to the impairment measures, it stood at 5.9 percent at yearend 2003. Excluding impairment measures on AfS investments, the equity ratio would have been 10.8 percent (pro-forma ratio at December 31, 2002: 8.2 percent), which would have been within the target range. Due to the impairment measures, it stood at 9.7 percent at year-end 2003.

Targets for 2004

For 2004, HVB Group has again defined clear target ranges for its operating business:

| **HVB Group**<br>**in EUR million** | **Target 2004** | **Actual 2003***<br>**adjusted** |
|---|---|---|
| Total operating revenues | 9,600 - 10,000 | 9,256 |
| Risk provisions | 1,900 - 2,100 | 2,269 |
| Administrative expenses | 6,100 - 6,300 | 6,091 |
| Operating profit | 1,400 - 1,700 | 896 |
| Cost-income ratio in % | 63 - 65 | 65.8 |

* 2003 results have been adjusted for disposal gains for norisbank, Bank von Ernst, and Bankhaus BethmannMaffei. In addition, the current income and expenses of these deconsolidated companies, which will no longer be part of HVB Group in 2004, and the effects resulting from the outsourcing of pension rights have been eliminated from 2003 result.

## Financial Highlights

| HVB Group | 2003 | 2002 HVB Group new |
|---|---|---|
| | | |
| **Earnings figures** | | |
| Operating profit (loss) | 1,432m € | (613) m € |
| Profit (loss) from ordinary activities/ earnings before taxes | (2,146) m € | (853) m € |
| Net annual income (loss) | (2,442) m € | (850) m € |
| Dividend per common share | -- | -- |
| Earnings per share | -4.92 € | -1.51 € |
| Earnings per share (excluding goodwill amortization) | -2.81 € | -0.77 € |
| Earnings per share (excluding goodwill amortization and other one-off effects) | 0.65 € | -- |
| **Financial ratios** | | |
| Return on equity after taxes (excluding goodwill amortization) | -11.2% | -2.8% |
| Return on equity after taxes | -19.7% | -5.4% |
| Cost-income ratio (based on operating revenues) | 63.0% | 72.0% |
| Ratio of net commission income to operating revenues | 27.6% | 27.9% |
| | | |
| **Balance sheet figures (in € bn)** | | |
| Total assets | 479.5bn € | 535.8 bn € |
| Lending volume | 338.3bn € | 375.8 bn € |
| Shareholders' equity | 10.3bn € | 11.3bn € |
| | | |
| **Key capital ratios in compliance with BIS** [1)] | | |
| Core capital | 14.4bn € | 14.6bn € |
| Equity funds | 25.6bn € | 25.9bn € |
| Risk-weighted assets | 241.8bn € | 285.6bn € |
| Core capital ratio | 5.9% | 5.1% |
| Core capital ratio (excluding impairment measures) | 6.8% | -- |
| Equity ratio | 9.7% | 8.2% |
| Equity ratio (excluding impairment measures) | 10.8% | -- |

| | | |
|---|---|---|
| Employees | 60,214 | 64,254 |
| Branch offices | 2,062 | 2,073 |

1) *based on approved annual accounts*

## Income statement with appropriation of net income for the period from January 1, to December 31, 2003

| in € million | 2003 | 2002 HVB Group new | Changes in € million | in % | 2002 HVB Group old |
|---|---|---|---|---|---|
| Interest income | 19,645 | 24,417 | (4,772) | - 19.5 | 33,846 |
| Interest expenses | 13,764 | 18,481 | (4,717) | - 25.5 | 27,197 |
| Net interest income | 5,881 | 5,936 | (55) | - 0.9 | 6,649 |
| Provisions for losses on loans and advances | 2,313 | 3,292 | (979) | - 29.7 | 3,797 |
| Net interest income after provisions for losses on loans and advances | 3,568 | 2,644 | + 924 | + 34.9 | 2,852 |
| Commission income | 3,409 | 3,280 | + 129 | + 3.9 | 3,334 |
| Commission expenses | 614 | 608 | + 6 | + 1.0 | 650 |
| Net commission income | 2,795 | 2,672 | + 123 | + 4.6 | 2,684 |
| Trading profit | 820 | 787 | + 33 | + 4.2 | 787 |
| General administrative expenses | 6,371 | 6,896 | (525) | - 7.6 | 7,076 |
| Balance of other operating income and expenses | 620 [1)] | 180 | + 440 | >+ 100.0 | 115 |
| **Operating profit (loss)** | **1,432** | **(613)** | **+ 2,045** | | **(638)** |
| Net income from investments | (1,806) [2)] | 587 | (2,393) | | 649 |
| Amortization of goodwill | 1,134 [3)] | 395 | + 739 | >+ 100.0 | 395 |
| Additions to restructuring provisions | -- | 283 | (283) | - 100.0 | 286 |
| Balance of other income/expenses | (638) [4)] | - 149 | (489) | >- 100.0 | (151) |
| **Profit (loss) from ordinary activities /earnings before taxes** | **(2,146)** | **(853)** | **(1,293)** | **>- 100.0** | **-(821)** |
| Taxes on income | 296 | (3) | + 299 | | 37 |
| **Net annual income (loss)** | **(2,442)** | **(850)** | **(1,592)** | **>- 100.0** | **(858)** |
| Minority interests in net annual income (loss) | (197) | 41 | (238) | | 29 |
| **Net annual income (loss) adjusted for minority interests** | **(2,639)** | **(809)** | **(1,830)** | **>- 100.0** | **(829)** |
| Change in reserves | (2,639) | (809) | (1,830) | >- 100.0 | (829) |
| **Consolidated profit** | -- | -- | -- | -- | -- |

[1] The balance of other operating income and expenses includes disposal gains from norisbank (EUR 279 million) and Bank von Ernst (EUR 189 million).

[2] Net income from investments includes impairment measures on AfS investments.

[3] Includes non-scheduled goodwill amortization (in particular for Bank Austria Creditanstalt) of € 902 million.

[4] The balance of other income and expenses includes EUR 460 million risk sheltering for Hypo Real Estate Group for the full fiscal year (i.e. € 115 m per quarter).

## Consolidated balance sheet at December 31, 2003

| **ASSETS in € million** | **2003** | **2002 HVB Group new** | **Change in € m** | **in %** | **2002 HVB Group old** |
|---|---|---|---|---|---|
| Cash reserves | 5,708 | 5,259 | + 449 | + 8.5 | 5,373 |
| Assets held for trading purposes | 80,462 | 85,252 | (4,790) | - 5.6 | 85,252 |
| Placements with, and loans and advances to, other banks | 52,842 | 57,552 | (4,710) | - 8.2 | 73,867 |
| Loans and advances to customers | 283,525 | 314,854 | (31,329) | - 10.0 | 409,938 |
| Write-downs on loans and advances | (11,361) | (12,206) | + 845 | + 6.9 | (13,716) |
| Investments | 53,000 | 65,807 | (12,807) | - 19.5 | 101,998 |
| Property, plant and equipment | 3,001 | 3,331 | (330) | - 9.9 | 3,473 |
| Intangible assets | 2,721 | 3,746 | (1,025) | - 27.4 | 3,816 |
| Other assets | 9,557 | 12,220 | (2,663) | - 21.8 | 21,156 |
| **TOTAL ASSETS** | **479,455** | **535,815** | **(56,360)** | **- 10.5** | **691,157** |

| SHAREHOLDERS' EQUITY AND LIABILITIES in € million | 2003 | 2002 HVB Group new | Change in € m | in % | 2002 HVB Group old |
|---|---|---|---|---|---|
| Deposits with other banks | 112,964 | 136,419 | (23,455) | - 17.2 | 143,361 |
| Amounts owed to other depositors | 140,312 | 147,096 | (6,784) | - 4.6 | 154,922 |
| Promissory notes and other liabilities evidenced by paper | 122,728 | 147,523 | (24,795) | - 16.8 | 271,561 |
| Liabilities held for trading purposes | 55,233 | 51,479 | + 3,754 | + 7.3 | 51,479 |
| Provisions | 6,847 | 8,830 | (1,983) | - 22.5 | 10,931 |
| Other liabilities | 9,400 | 11,973 | (2,573) | - 21.5 | 21,549 |
| Subordinated capital | 19,183 | 20,564 | (1,381) | - 6.7 | 22,311 |
| Minority interests | 2,476 | 678 | + 1,798 | >+100.0 | 813 |
| Shareholders' equity | 10,312 | 11,253 | (941) | - 8.4 | 14,230 |
| Subscribed capital | 1,609 | 1,609 | -- | -- | 1,609 |
| Additional paid-in capital | 9,295 | 12,024 | (2,729) | - 22.7 | 13,112 |
| Retained earnings | -- | -- | -- | -- | 2,882 |
| Reserves from currency and other changes | (40) | -- | (40) | -- | -- |
| Change in valuation of financial instruments | (552) | (2,380) | + 1,828 | + 76.8 | (3,373) |
| AfS reserves | 326 | (1,531) | + 1,857 | | (1,319) |
| Hedge reserve | (878) | (849) | (29) | - 3.4 | (2,054) |
| Consolidated profit | -- | -- | -- | -- | -- |
| **TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES** | **479,455** | **535,815** | **(56,360)** | **- 10.5** | **691,157** |

## (1) Operating performance by business segment

| in € million | Germany | Austria & CEE | Corpo-rates & Markets | Real Estate Workout | Other/ consolida-tion | HVB Group new |
|---|---|---|---|---|---|---|
| **Net interest income** | | | | | | |
| 2003 | 2,911 | 1,948 | 1,356 | (12) | (322) | 5,881 |
| 2002 | 2,954 | 1,981 | 1,373 | (10) | (362) | 5,936 |
| **Provisions for losses on loans and advances** | | | | | | |
| 2003 | 1,455 | 461 | 330 | 58 | 9 | 2,313 |
| 2002 | 1,853 | 511 | 919 | -- | 9 | 3,292 |
| **Net commission income** | | | | | | |
| 2003 | 1,236 | 1,109 | 451 | -- | (1) | 2,795 |
| 2002 | 1,187 | 1,064 | 418 | (2) | 5 | 2,672 |
| **Trading profit (loss)** | | | | | | |
| 2003 | 5 | 105 | 652 | -- | 58 | 820 |
| 2002 | 3 | 30 | 699 | -- | 55 | 787 |
| **General adminis-trative expenses** | | | | | | |
| 2003 | 2,943 | 2,285 | 1,086 | 13 | 44 | 6,371 |
| 2002 | 3,266 | 2,222 | 1,319 | 27 | 62 | 6,896 |
| **Balance of other operating income and expenses** | | | | | | |
| 2003 | 524 | 37 | 6 | (3) | 56 | 620 |
| 2002 | 28 | 24 | 30 | (4) | 102 | 180 |
| **Operating profit (loss)** | | | | | | |
| 2003 | 278 | 453 | 1,049 | (86) | (262) | 1,432 |
| 2002 | (947) | 366 | 282 | (43) | (271) | (613) |
| **Net income from investments** | | | | | | |
| 2003 | (26) | 63 | 7 | -- | (1,850) | (1,806) |
| 2002 | (99) | 50 | (267) | -- | 903 | 587 |

| in € million | Germany | Austria & CEE | Corpo-rates & Markets | Real Estate Workout | Other/ consolida-tion | HVB Group new |
|---|---|---|---|---|---|---|
| **Amortization of goodwill** | | | | | | |
| 2003 | 19 | 721 | 389 | -- | 5 | 1,134 |
| 2002 | 215 | 118 | 59 | -- | 3 | 395 |
| **Additions to re-structuring provi-sions** | | | | | | |
| 2003 | -- | -- | -- | -- | -- | -- |
| 2002 | 212 | 2 | 35 | -- | 34 | 283 |
| **Balance of other income and ex-penses** | | | | | | |
| 2003 | (9) | (7) | (1) | (152) | (469) | (638) |
| 2002 | (11) | (2) | (3) | (115) | (18) | (149) |
| **Profit (loss from ordinary activities / Earnings before taxes** | | | | | | |
| 2003 | 224 | (212) | 666 | (238) | (2,586) | (2,146) |
| 2002 | (1,484) | 294 | (82) | (158) | 577 | (853) |
| **Profit (loss from ordinary activities / Earnings before taxes (excluding one-off effects)** | | | | | | |
| 2003 | (244) | 328 | 1,003 | (238) | (239) | 610 |
| **of which: Bank Austria Group (2003 ad-justed for one-off effects)** | | | | | | |
| 2003 | -- | 328 | 55 | -- | 7 | 390 |
| 2002 | -- | 294 | (42) | -- | 34 | 286 |

## (2) Key ratios by business segment

| in % | Germany | Austria & CEE | Corporates & Markets | Real Estate Workout 1) | Other/ consolidation 1) | HVB Group new |
|---|---|---|---|---|---|---|
| **Cost-income ratio** (based on operating revenues) | | | | | | |
| 2003 | 62.9 | 71.4 | 44.1 | -- | -- | 63.0 |
| 2002 | 78.3 | 71.7 | 52.3 | -- | -- | 72.0 |
| **Return on equity before taxes** 2) | | | | | | |
| 2003 | 3.6 | - 6.9 | 15.9 | -- | -- | - 14.6 |
| 2002 | - 20.9 | 8.6 | - 1.5 | -- | -- | - 5.0 |
| **Return on equity before taxes (excluding goodwill amortizations)** 2) | | | | | | |
| 2003 | 3.9 | 16.5 | 25.1 | -- | -- | - 6.9 |
| 2002 | - 17.9 | 12.0 | - 0.4 | -- | -- | - 2.7 |
| **Return on equity after taxes (excluding goodwill amortizations)** 3) | | | | | | |
| 2003 | 3.2 | 8.3 | 23.7 | -- | -- | - 11.2 |
| 2002 | - 17.2 | 8.5 | - 0.4 | -- | -- | - 2.8 |
| **Return on equity after taxes** | | | | | | |
| 2003 | 2.9 | - 17.2 | 13.5 | -- | -- | - 19.7 |
| 2002 | - 20.7 | 4.6 | - 1.6 | -- | -- | - 5.4 |

1) Ratios not meaningful from an economic perspective

2) Ratio of earnings before taxes or earnings before taxes after adjustment for goodwill amortization to average shareholders' equity (excluding changes in valuation of financial instruments) including minority interests

3) Ratio of net annual income (loss) after adjustment for goodwill amortization to average shareholders' equity (excluding changes in valuation of financial instruments)

**Investor Relations Team:**

| | |
|---|---|
| Christian.Becker-Hussong@hvb.de | ☎ +49-89-378 28235 |
| Regine.Angermeyer-Naumann@hvb.de | ☎ +49-89-378 27602 |
| Susan.Eckenberg@hvb.de | ☎ +49-89-378 29185 |
| Natascha.Ropeter@hvb.de | ☎ +49-89-378 26024 |
| Richard.Speich@hvb.de | ☎ +49-89-378 31063 |
| Telefax | ☎ +49-89-378 24083 |

Web Site: http://www.hvbgroup.com/ir

Forward-looking statements

This document contains certain forward-looking statements relating to the business, financial performance and results of HypoVereinsbank and/or ist subsidiaries and/or the industry in which HypoVereinsbank and ist subsidiaries operate. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words „believes," „expects," „predicts," „intends," „projects," „plans," „estimates," „aims," „foresees," „anticipates," „targets," and similar expressions. Such statements reflect HypoVereinsbank's current views with respect to future events and are subject to risks and uncertainties.

These forward-looking statements are based on HypoVereinsbank's current plans, estimates, projections and expectations. These statements are based on certain assumptions that, although reasonable at this time, may prove to be erroneous. Prospective investors should not place undue reliance on these forward-looking statements. If certain risks and uncertainties materialize, or if certain underlying assumptions prove incorrect, events described in this document might not occur or actual results may vary materially from those described in this document as anticipated, believed, estimated or expected, and HypoVereinsbank or HVB Group may not be able to achieve its financial targets and strategic objectives. HypoVereinsbank does not intend, and does not assume any obligation, to update industry information or forward-looking statements set forth in this document.

**Legends**

**United States**

These materials are not an offer for sale of the subscription rights or the securities in the United States. The subscription rights and the securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. HypoVereinsbank does not intend to register any portion of the offering in the United States or to conduct a public offering of subscription rights or securities in the United States.

Diese Unterlagen sind kein Angebot zum Kauf von Bezugsrechten oder Wertpapieren in den Vereinigten Staaten von Amerika. Bezugsrechte und Wertpapiere dürfen in den Vereinigten Staaten nur mit vorheriger Registrierung oder ohne vorherige Registrierung nur aufgrund einer Ausnahmeregelung verkauft oder zum Kauf angeboten werden. HVB Group hat nicht die Absicht, das Angebot oder einen Teil davon in den Vereinigten Staaten zu registrieren oder ein öffentliches Angebot von Bezugsrechten oder Aktien in den Vereinigten Staaten durchzuführen.

**Deutschland**

Dieses Dokument stellt weder ein Angebot zum Kauf von Aktien der Bayerische Hypo- und Vereinsbank AG oder entsprechenden Bezugsrechten noch eine Aufforderung zur Abgabe eines Angebots zum Kauf solcher Aktien oder Bezugsrechte dar. Die Bayerische Hypo- und Vereinsbank AG wird voraussichtlich am [22. März] 2004 einen Verkaufsprospekt für die neuen Aktien aus der Kapitalerhöhung veröffentlichen, der bei der Bayerische Hypo- und Vereinsbank AG, Arabellastrasse 12, D-81925 München, sowie bei den Wertpapierbörsen zu Frankfurt am Main, Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und

Stuttgart erhältlich sein wird. Im Zusammmenhang mit dem Angebot der neuen Aktien der Bayerische Hypo- und Vereinsbank AG sind ausschließlich die Angaben im Verkaufsprospekt verbindlich.

**Austria**

Dieses Dokument stellt weder ein Angebot zum Kauf von Aktien oder entsprechenden Bezugsrechten der Bayerischen Hypo- und Vereinsbank AG, noch eine Aufforderung zur Abgabe eines Angebots zum Kauf solcher Aktien oder Bezugsrechte dar.

**Switzerland**

This document does not constitute a public offering prospectus as that term is understood pursuant to Article 652a of the Swiss Code of Obligations.

**Belgium**

The Offering Circular has not been notified to or approved by the Commission for Banking, Finance and Insurance ("Commission bancaire, financière et des assurances"/"Commissie voor het Bank-, Financie-en Assurantiewezen") and is therefore transmitted on a purely confidential basis. Accordingly, the New Shares may not be publicly offered for sale, sold or marketed in Belgium by means of a public offering under Belgian law. Any offer to sell the New Shares in Belgium will be permitted exclusively to either (i) persons who each subscribe for a minimum of EUR 250,000, or (ii) qualifying institutional investors, acting for their own account, and listed in Article 3, 2° of the Royal Decree of July 7, 1999. In addition, if an investor is a consumer within the meaning of Article 1.7 of the Law of July 14, 1991 on consumer protection and trade practices, a sale of New Shares must be made in compliance with the provisions of such law and its implementing legislation.

**France**

No offering circular (including the offering circular or any amendment, supplement or replacement thereto) subject to the approval (*visa*) of the *Authorité des marchés financieres* has been prepared in connection with the offering. The subscription rights and the shares may not be offered or sold to the public in France and neither the offering circular, nor any other offering material or information contained therein relating to the subscription rights or the shares may be released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offering in respect of the subscription rights or the shares to the public in France. The offering shall be made in France only to qualified investors (*investisseurs qualifiés*) acting for their own account as defined in article L. 411-2 of the *French Code Monétaire et Financier* and *Décret* no. 98-880 dated October 1, 1998. The direct or indirect resale to the public in France of any subscription rights or any shares acquired by such qualified investors may be made only as provided by articles L. 412-1 and L. 621-8 of the *French Code Monétaire et Financier* and applicable regulations thereunder. Persons into whose possession the offering circular or any amendment, supplement or replacement thereto come must inform themselves about and observe any such restrictions. The offering does not constitute a solicitation by anyone not authorized to so act and the offering circular may not be used for or in connection with the offering to solicit anyone to whom it is unlawful to make the offering.

**Italy**

The offering shall be made in Italy only to qualified investors ("*operatori qualificati*") as defined in Article 31 of Regulation No. 11522 of July 1, 1998, as amended, of the *Commissione Nazionale per le Società e la Borsa*. Accordingly, no offering circular (including the offering circular or any amendment, supplement or replacement thereto) has been notified to or approved by *Commissione Nazionale per le Società e la Borsa* in connection with the offeThe subscription rights and the shares may not be offered or sold to the public in Italy and neither the offering circular, nor any other offering material or information contained therein, may be issued or distributed or caused to be released, issued or distributed to the public in Italy, or used in connection with any offering in respect of the subscription rights or the shares to the public in Italy. Any qualified investor purchasing subscription rights or shares in the offering shall be solely responsible for ensuring that any such resale occurs in compliance with applicable laws and regulations.

Directed at Financial Analysts:

This documentation is being distributed to you in your professional capacity as a financial analyst and is intended only for your use in such capacity. You are not allowed to forward, distribute further, or make otherwise available this documentation to any other person or entity. You shall not reveal any research based on this documentation to persons other than qualified investors ("*operatori qualificati*") as defined in Article 31 of Regulation No. 11522 of July 1, 1998, as amended, of the Italian *Commissione Nazionale per le Società e la Borsa*.

**Netherlands**
The subscription rights and the securities may not be offered, sold, transferred, or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities who or that trade or invest in securities in the conduct of their profession or trade, which includes banks, pension funds, insurance companies, securities firms, investment institutions, institutional investors and treasuries of large enterprises.

**United Kingdom**
The contents of this announcement, which have been prepared by and are the sole responsibility of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, have been approved by J.P. Morgan Securities Ltd. solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000. J.P. Morgan Securities Ltd. is acting for the Bayerische Hypo- und Vereinsbank Aktiengesellschaft and no-one else in relation to the offer and will not be responsible to anyone other than the Bayerische Hypo- und Vereinsbank Aktiengesellschaft for providing the protections offered to clients of J.P. Morgan Securities Ltd. nor for providing advice in relation to the offer. J.P. Morgan Securities Ltd. can be contacted at 125 London Wall/London EC2Y 5AJ/United Kingdom.

FSA/Stabilisation.

File No. 82-3777

04 APR -9 AM 7:21 HVB Group

**INVESTOR RELATIONS RELEASE** **11. MÄRZ 2004**

**Konzernabschluss 2003**
**HVB Group erreicht alle Ziele – Signifikanter Swing im Betriebsergebnis - Bereinigung des Beteiligungsportfolios - Jahresfehlbetrag und Ausfall der Dividende**

- **Zielbandbreiten für das Gesamtjahr 2003 alle erreicht, teilweise übertroffen**
  - **Operative Erträge bereinigt um Veräußerungsgewinne steigen leicht trotz deutlichem Abbau von Risikoaktiva und schwierigem Marktumfeld**
  - **Signifikante Rückführung der Kreditrisikovorsorge um rund 30 Prozent auf 2,3 Milliarden Euro**
  - **Cost-income-Ratio von 63 Prozent (bereinigt um Veräußerungserlöse 66,0 Prozent)**
- **Im vierten Quartal mit 463 Millionen Euro zweitbestes Betriebsergebnis in 2003 erreicht. Dynamik des operativen Turnarounds setzt sich fort**
- **Bereinigung des Beteiligungsportfolios reduziert Marktrisiken und befreit von existierenden unrealisierten Verlusten:**
  - **Vollständiger Verkauf der Beteiligung an der Allianz; Abbau der Beteiligung an der Münchener Rück auf bereits unter 10 Prozent erfolgt**
  - **Aktienbestände zum Jahresende 2003 auf ihre Marktwerte abgeschrieben**
- **Außerplanmäßige Goodwillabschreibung auf Bank Austria Creditanstalt**
- **Jahresfehlbetrag und Ausfall der Dividende, volle Bedienung des Nachrangkapitals (Genussschein- und Hybridkapital)**

Konzernabschluss 2003

Die HVB Group legt heute ihren Konzernabschluss für das abgelaufene Geschäftsjahr 2003 gemäß International Financial Reporting Standards (IFRS) vor. Anbei erhalten Sie Übersichten zu den wichtigsten Kennzahlen, zur Gewinn-und Verlustrechnung, zur Bilanz sowie zur Segmentberichterstattung. Im jetzt testierten Konzernabschluss 2003 haben sich gegen

über den vorläufigen Ergebnissen, die bereits vorab am 26. Februar 2004 veröffentlicht wurden, keine Änderungen mehr ergeben. Der Geschäftsbericht kann ab dem 11. März auf unserer Investor Relations Internetseite: www.hvbgroup.com/geschaeftsbericht heruntergeladen werden.

Nach der Abspaltung der Hypo Real Estate Group im Berichtsjahr ist die Gewinn- und Verlustrechnung der neuen HVB Group im Vorjahresvergleich durch Entkonsolidierungseffekte beeinflusst. Daher präsentieren wir in der folgenden Darstellung die Vorjahreszahlen auf proforma-Basis, um einen sinnvollen und aussagekräftigen Vergleich zu erreichen.

Ergebnis für das vierte Quartal 2003

Die HVB Group hat im Schlussquartal des vergangenen Geschäftsjahres die Dynamik ihres operativen Turnarounds aufrecht erhalten und erzielte mit 463 Millionen Euro (bzw. 274 Millionen Euro bereinigt um Veräußerungsgewinne) das zweitbeste Betriebsergebnis des Jahres 2003. Die operativen Erträge betrugen im vierten Quartal 2.562 Millionen Euro (bzw. 2.373 Millionen Euro bereinigt um den Veräußerungsgewinn Bank von Ernst). Der Zinsüberschuss lag im vierten Quartal bei 1.474 Mio. Euro (im Q3: 1.530 Mio. Euro) und ist somit trotz kontinuierlichem Abbau der Risikoaktiva und negativen Währungseffekten mit 3,7 Prozent gegenüber dem Vorquartal nur wenig zurückgegangen. Der Provisionsüberschuss blieb mit 728 Millionen Euro (-1,4 Prozent gegenüber dem Vorquartal) in etwa unverändert. Das Handelsergebnis halbierte sich von 222 Millionen Euro auf 111 Millionen Euro. In den sonstigen betrieblichen Aufwendungen und Erträgen in Höhe von 249 Millionen Euro wurde der Veräußerungsgewinn für die Bank von Ernst mit 189 Millionen Euro gebucht.

Die Kreditrisikovorsorge wurde um 3,6 Prozent auf 564 Millionen Euro (Q3/2003: 585 Millionen Euro) gesenkt. Zudem gingen die Verwaltungsaufwendungen nochmals um mehr als 4 Prozent auf 1.535 Millionen Euro (Q3/2003: 1.603 Millionen Euro) zurück. Die Cost-income-Ratio betrug im vierten Quartal 64,7 Prozent (bereinigt um Veräußerungsgewinn Bank von Ernst) gegenüber 63,3 Prozent im dritten Quartal (bereinigt um Veräußerungsgewinn norisbank).

Im vierten Quartal 2003 wurde die norisbank entkonsolidiert. Daher stellen wir zur besseren Vergleichbarkeit im folgenden die operativen Erträge und Aufwendungen des vierten Quartals den um die laufenden Aufwendungen und Erträge der norisbank bereinigten operativen Erträge und Aufwendungen des dritten Quartals gegenüber. Hierbei entwickelte sich der Zinsüberschuss mit einem Minus von knapp 1 Prozent nahezu stabil (obwohl das dritte Quartal zusätzlich durch einen Sondereffekt von 40 Millionen Euro begünstigt war). Der Provi-sionsüberschuss konnte das Niveau des dritten Quartals mit einer leichten Steigerung von knapp 1 Prozent halten. Das Handelsergebnis halbierte sich gegenüber dem Vorquartal. In

den sonstigen betrieblichen Aufwendungen und Erträgen ist der Veräußerungsgewinn für die Bank von Ernst mit 189 Millionen Euro enthalten. Die Kreditrisikovorsorge lag leicht unter dem Vorquartal. Die Verwaltungsaufwendungen gingen nochmals um mehr als 2 Prozent zurück.

Ziele 2003 voll erreicht – Konzernabschluss 2003

Die von der HVB Group Anfang 2003 definierten Zielbandbreiten wurden voll erreicht und teilweise übertroffen.

| **HVB Group in Mio. €** | **Planung 2003** | **2003*** |
|---|---|---|
| Gesamte operative Erträge | 9.500 – 9.900 | 9.648 |
| Kreditrisikovorsorge | 2.300 – 2.600 | 2.313 |
| Verwaltungsaufwendungen | 6.500 – 6.700 | 6.371 |
| Ergebnis vor Steuern | 300 – 600 | 610 |
| Cost-income-Ratio in % | 66 - 70 | 66,0 |

* Ergebnisse 2003 bereinigt um Veräußerungsgewinne von norisbank, Bank von Ernst in den operativen Erträgen und zusätzlich um Fünf Höfe, Union-Versicherung (Finanzanlageergebnis) sowie um Risikoabschirmung für die Hypo Real Estate Group und Sondereffekte (Bewertungsmaßnahmen auf AfS-Finanzanlagen und außerplanmäßige Goodwillabschreibungen) im Ergebnis vor Steuern

Im operativen Bereich verzeichnet die HVB Group einen signifikanten Turnaround: Das Betriebsergebnis hat sich, verglichen mit den pro-forma Vorjahreszahlen der neuen HVB Group, um über 2 Milliarden Euro, auf 1.432 Millionen Euro verbessert (2002 pro-forma[1]: minus 613 Millionen Euro).

Die operativen Erträge liegen auch nach Bereinigung der Veräußerungsgewinne (norisbank, Bank von Ernst) mit 9.648 Mio. Euro (2002 pro-forma: 9.575 Mio. Euro) im Zielkorridor. Ohne Bereinigung der Veräußerungsgewinne erhöhten sich die operativen Erträge um 5,7 Prozent auf 10.116 Millionen Euro. Der Zinsüberschuss reduzierte sich im Vergleich zum Vorjahr nur leicht um 55 Millionen Euro auf 5.881 Millionen Euro trotz des Volumenrückgangs durch den im Rahmen des Transformationsprogramms vollzogenen Abbau der Risikoaktiva. Erfreulich entwickelte sich der Provisionsüberschuss mit einem Anstieg gegenüber dem Vorjahr um 4,6 Prozent auf 2.795 Millionen Euro (pro-forma 2002: 2.672 Millionen Euro). Das Handelsergebnis in Höhe von 820 Millionen Euro konnte das Vorjahresergebnis (pro-forma 2002: 787

[1] pro-forma Angabe unter der Annahme, dass die Abspaltung der Hypo Real Estate Group am 01.01.2002 stattgefunden hat

Millionen Euro) nochmals um 4,2 Prozent übertreffen. In den sonstigen betrieblichen Aufwendungen und Erträgen sind die Veräußerungsgewinne norisbank und Bank von Ernst in Höhe von insgesamt 468 Millionen Euro enthalten. Die Kreditrisikovorsorge ist trotz einer in Deutschland weiterhin schwierigen konjunkturellen Situation um rund 30 Prozent kräftig auf 2.313 Mio. Euro (2002 pro-forma: 3.292 Mio. Euro) zurückgegangen. Damit liegt sie am unteren Ende der angekündigten Zielbandbreite. Der Verwaltungsaufwand erreichte bedingt durch umfassende Anpassungen der Kapazitäten, u.a. auch bei Mitarbeitern, mit 6.371 Mio. Euro (2002 pro-forma: 6.896 Mio. Euro) sogar einen Wert unterhalb der zu Jahresbeginn definierten Zielbandbreite. Die um die Veräußerungsgewinne bereinigte Cost-income-Ratio beläuft sich für das abgelaufene Geschäftsjahr auf erfreuliche 66,0 Prozent (unbereinigt 2003: 63,0 Prozent).

Die HVB Group hat sich, wie bereits am 26. Februar bekanntgegeben, entschlossen, wesentliche Positionen aus ihren Finanzanlagen, früher als bisher geplant, abzubauen. Mit diesem Schritt werden die Risiken aus der Kursentwicklung der Beteiligungen deutlich reduziert. Die Anteile an der Allianz AG wurden bereits vollständig verkauft. Die Beteiligung an der Münchener Rück wurde in einem ersten Schritt in den ersten Monaten 2004 bereits auf unter 10 Prozent reduziert.

Die Bank hat deshalb die Aktienbestände per Jahresende auf ihre Marktwerte abgeschrieben. Das Finanzanlageergebnis in Höhe von minus 1.806 Millionen Euro ist im Berichtsjahr wesentlich aus Bewertungsmaßnahmen in den AfS-Finanzanlagen entstanden. Diese Abschreibungen auf die aktuellen Marktwerte belasten das Finanzanlageergebnis mit 1.989 Millionen Euro. Demgegenüber wurden beim Verkauf der Fünf Höfe und der Union-Versicherung Veräußerungsgewinne in Höhe von 127 Millionen Euro erzielt, so dass sich die Sondereffekte im Finanzanlageergebnis per saldo auf minus 1.862 Millionen Euro belaufen.

Zusätzlich zu den planmäßigen Abschreibungen auf Geschäfts -oder Firmenwerte (216 Millionen Euro), waren Sondereffekte durch außerplanmäßige Abschreibungen in Höhe von 902 Millionen Euro zu verzeichnen. Hiervon entfallen 800 Millionen Euro auf die Bank Austria Creditanstalt (BA-CA). Dies ist eine Maßnahme, um den Beteiligungswert konservativ nach unten abzusichern. Sie verringert die künftigen planmäßigen Goodwillabschreibungen und entlastet die künftigen Gewinn-und Verlustrechnungen. Die bankaufsichtsrechtlichen BIZ-Kapitalquoten werden hierdurch nicht verschlechtert. Die HVB Group sieht die BA-CA auch weiterhin als einen integralen Bestandteil ihrer Strategie an.
Insgesamt spiegeln sich diese Sondereffekte in einem Vorsteuerergebnis von minus 2.146 Millionen für die HVB Group wider (2002 pro-forma: minus 853 Millionen Euro). Ohne Be

rücksichtigung von Veräußerungsgewinnen, Risikoabschirmung für die Hypo Real Estate Group und Sondereffekte (Bewertungsmaßnahmen auf AfS-Finanzanlagen, außerplanmäßige Goodwillabschreibungen) wurde ein über dem angekündigten Zielwert liegendes Vorsteuerergebnis von 610 Mio. Euro erreicht.
Infolge der Sondereffekte (Bewertungsmaßnahmen auf AfS-Finanzanlagen und außerplanmäßige Goodwillabschreibungen) des vierten Quartals weist die HVB Group einen Jahresfehlbetrag ohne Fremdanteile von minus 2.639 Millionen Euro per Ende 2003 aus. Zudem weist die HVB AG einen Jahresfehlbetrag von minus 3.303 Millionen Euro für das abgeschlossene Geschäftsjahr aus. Daher muss von der Ausschüttung einer Dividende Abstand genommen werden. Die HVB wird jedoch alle Nachrangverbindlichkeiten (Genussschein- und Hybridkapital) wie gewohnt in vollem Umfang bedienen.

Segmentberichterstattung

Im Geschäftsfeld Deutschland konnte die Ergebnissituation im Jahr 2003 deutlich verbessert und somit eine positive Trendwende erreicht werden. Das Betriebsergebnis betrug 278 Millionen Euro (Vorjahr: minus 947 Millionen Euro), bedingt durch konstante Erträge trotz Abbau von Risikoaktiva, Veräußerungsgewinne aus Beteiligungsverkäufen, sinkender Kreditrisikovorsorge und reduzierten Verwaltungsaufwendungen. Die Cost-Income-Ratio beträgt 62,9 Prozent (pro-forma 2002: 78,3 Prozent).

Das Geschäftsfeld Österreich & Zentral- und Osteuropa konnte in 2003 an die erfreuliche Geschäftsentwicklung des Vorjahres anknüpfen und das hohe Ertragsniveau weiter steigern. Das Betriebsergebnis lag mit 453 Millionen Euro rund 24 Prozent über dem Vorjahreswert von 366 Millionen Euro. Die Cost-Income-Ratio beläuft sich auf 71,4 Prozent (pro-forma 2002: 71,7 Prozent).

Mit einem Betriebsergebnis von 1.049 Millionen Euro erwirtschaftete das Geschäftsfeld Corporate & Markets den höchsten Ergebnisbeitrag in der HVB Group. Das Betriebsergebnis konnte gegenüber dem Vorjahreswert von 282 Millionen Euro mehr als verdreifacht werden. Weitgehend konstante Erträge und ein deutlich reduzierter Kostenblock resultieren in einer Cost-Income-Ratio von 44,1 Prozent (pro-forma 2002: 52,3 Prozent). Die Risikovorsorge wurde signifikant zurückgeführt.

Bilanz und Kennzahlen

Die Bilanzsumme der neuen HVB Group belief sich Ende 2003 auf 479,5 Milliarden Euro. Das Kreditvolumen wurde mit dem Risikoaktiva-Abbauprogramm um 10,0 Prozent auf 338,3 Milliarden Euro reduziert. Der Rückgang resultiert im Wesentlichen aus niedrigeren Forde

rungen an Kunden und an Kreditinstitute sowie verminderten Beständen bei den Finanzanlagen. Zum Jahresende 2003 hat die HVB Group ihre gewichteten Risikoaktiva deutlich auf 244 Milliarden Euro vermindert (mit Berücksichtigung der Bewertungsmaßnahmen auf AfS-Finanzanlagen 242 Milliarden Euro).
Die Kernkapitalquote nach BIZ hätte (ohne Bewertungsmaßnahmen auf AfS-Finanzanlagen) 6,8 Prozent erreicht (pro-forma Wert zum 31.12.2002: 5,1 Prozent) und wäre damit im Rahmen der Zielbandbreite gewesen. Bedingt durch die Bewertungsmaßnahmen liegt sie per Ende 2003 bei 5,9 Prozent. Die Eigenmittelquote würde 10,8 Prozent (ohne Bewertungsmaßnahmen auf AfS-Finanzanlagen) betragen (pro-foma Wert 31.12.2002: 8,2 Prozent). Bedingt durch die Bewertungsmaßnahmen liegt sie per Ende 2003 bei 9,7 Prozent.

Ziele 2004
Die HVB Group hat für 2004 erneut klare Zielbandbreiten im operativen Geschäft definiert:

| **HVB Group in Mio. €** | **Planung 2004** | **Ist 2003* bereinigt** |
|---|---|---|
| Gesamte operative Erträge | 9.600 - 10.000 | 9.256 |
| Kreditrisikovorsorge | 1.900 - 2.100 | 2.269 |
| Verwaltungsaufwendungen | 6.100 - 6.300 | 6.091 |
| Betriebsergebnis | 1.400 - 1.700 | 896 |
| Cost-income-ratio in % | 63 - 65 | 65,8 |

* Die Ergebnisse 2003 wurden zum einen um Veräußerungsgewinne von norisbank, Bank von Ernst, Bankhaus BethmannMaffei bereinigt. Zum anderen wurden die Ergebnisse 2003 um die laufenden Erträge und Aufwendungen dieser in 2004 nicht mehr enthaltenen entkonsolidierten Gesellschaften sowie um die Effekte aus der Auslagerung der Pensionsansprüche eliminiert.

**Financial Highlights**

| HVB Group | 2003 | 2002 HVB Group neu |
|---|---|---|
| | | |
| **Erfolgszahlen** | | |
| Betriebsergebnis | 1.432 Mio € | -613 Mio € |
| Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuer | -2.146 Mio € | -853 Mio € |
| Jahresüberschuss/-fehlbetrag | -2.442 Mio € | -850 Mio € |
| Dividende je Stammaktie | -- | -- |
| Ergebnis je Aktie | -4,92 € | -1,51 € |
| Ergebnis je Aktie (bereinigt um Goodwillabschreibung) | -2,81 € | -0,77 € |
| Ergebnis je Aktie (bereinigt um Goodwillabschreibungen und übrige Sondereffekte) | 0,65 € | -- |
| **Kennzahlen** | | |
| Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen) | -11,2% | -2,8% |
| Eigenkapitalrentabilität nach Steuern | -19,7% | -5,4% |
| Cost-Income-Ratio (gemessen an den operativen Erträgen) | 63,0% | 72,0% |
| Anteil Provisionsüberschuss an den operativen Erträgen | 27,6% | 27,9% |
| | | |
| **Bilanzzahlen** | | |
| Bilanzsumme | 479,5 Mrd € | 535,8 Mrd € |
| Kreditvolumen | 338,3 Mrd € | 375,8 Mrd € |
| Bilanzielles Eigenkapital | 10,3 Mrd € | 11,3 Mrd € |
| | | |
| **Bankaufsichtsrechtliche Kennzahlen nach BIZ** [1)] | | |
| Kernkapital | 14,4 Mrd € | 14,6 Mrd € |
| Eigenmittel | 25,6 Mrd € | 25,9 Mrd € |
| Risikoaktiva | 241,8 Mrd € | 285,6 Mrd € |
| Kernkapitalquote | 5,9% | 5,1% |
| Kernkapitalquote (bereinigt um Bewertungsmaßnahmen) | 6,8% | -- |
| Eigenmittelquote | 9,7% | 8,2% |
| Eigenmittelquote (bereinigt um Bewertungsmaßnahmen) | 10,8% | -- |

| | | |
|---|---|---|
| Mitarbeiter | 60.214 | 64.254 |
| Geschäftsstellen | 2.062 | 2.073 |

## Gewinn- und Verlustrechnung mit Ergebnisverwendung für die Zeit vom 1. Januar bis 31. Dezember 2003

| in Mio € | 2003 | 2002 HVB Group neu | Veränderungen in Mio € | in % | 2002 HVB Group alt |
|---|---|---|---|---|---|
| Zinserträge | 19.645 | 24.417 | - 4.772 | - 19,5 | 33.846 |
| Zinsaufwendungen | 13.764 | 18.481 | - 4.717 | - 25,5 | 27.197 |
| Zinsüberschuss | 5.881 | 5.936 | - 55 | - 0,9 | 6.649 |
| Kreditrisikovorsorge | 2.313 | 3.292 | - 979 | - 29,7 | 3.797 |
| Zinsüberschuss nach Kreditrisikovorsorge | 3.568 | 2.644 | + 924 | + 34,9 | 2.852 |
| Provisionserträge | 3.409 | 3.280 | + 129 | + 3,9 | 3.334 |
| Provisionsaufwendungen | 614 | 608 | + 6 | + 1,0 | 650 |
| Provisionsüberschuss | 2.795 | 2.672 | + 123 | + 4,6 | 2.684 |
| Handelsergebnis | 820 | 787 | + 33 | + 4,2 | 787 |
| Verwaltungsaufwand | 6.371 | 6.896 | - 525 | - 7,6 | 7.076 |
| Saldo sonstige betriebliche Erträge/Aufwendungen | 620 [1)] | 180 | + 440 | >+ 100,0 | 115 |
| **Betriebsergebnis** | **1.432** | **- 613** | **+ 2.045** | | **- 638** |
| Finanzanlageergebnis | - 1.806 [2)] | 587 | - 2.393 | | 649 |
| Abschreibungen auf Geschäfts- oder Firmenwerte | 1.134 [3)] | 395 | + 739 | >+ 100,0 | 395 |
| Zuführung zu Restrukturierungsrückstellungen | -- | 283 | - 283 | - 100,0 | 286 |
| Saldo übrige Erträge/Aufwendungen | - 638 [4)] | - 149 | - 489 | >- 100,0 | - 151 |
| **Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern** | **- 2.146** | **- 853** | **- 1.293** | **>- 100,0** | **- 821** |
| Ertragsteuern | 296 | - 3 | + 299 | | 37 |
| **Jahresüberschuss/-fehlbetrag** | **- 2.442** | **-850** | **- 1.592** | **>- 100,0** | **- 858** |
| Fremdanteile am Jahresüberschuss/-fehlbetrag | - 197 | 41 | - 238 | | 29 |
| **Jahresüberschuss/-fehlbetrag ohne Fremdanteile** | **- 2.639** | **- 809** | **- 1.830** | **>- 100,0** | **- 829** |
| Veränderung der Rücklagen | - 2.639 | - 809 | - 1.830 | >- 100,0 | - 829 |
| **Konzerngewinn** | -- | -- | -- | -- | -- |

[1] Im Saldo sonst. betr. Erträge sind die Veräußerungsgewinne von norisbank (279 Mio. Euro) und von Bank von Ernst (189 Mio. Euro) enthalten

[2] Ergebnis aus Finanzanlagen enthält Bewertungsmaßnahmen auf AfS-Finanzanlagen

[3] Enthält Sondereffekte au s außerplanmäßige Goodwillabschreibungen (insbesondere Bank Austria Creditanstalt) in Höhe von 902 Mio. Euro

4) Saldo übriges Ergebnis enthält Risikoabschirmung für die Hypo Real Estate Group in Höhe von 460 Mio. Euro für das Gesamtjahr (d. h. 115 Mio. Euro pro Quartal)

## Bilanz zum 31. Dezember 2003

| **AKTIVA in Mio €** | **2003** | **2002 HVB Group neu** | **Veränderungen Mio €** | **in %** | **2002 HVB Group alt** |
|---|---|---|---|---|---|
| Barreserve | 5.708 | 5.259 | + 449 | + 8,5 | 5.373 |
| Handelsaktiva | 80.462 | 85.252 | - 4.790 | - 5,6 | 85.252 |
| Forderungen an Kreditinstitute | 52.842 | 57.552 | - 4.710 | - 8,2 | 73.867 |
| Forderungen an Kunden | 283.525 | 314.854 | - 31.329 | - 10,0 | 409.938 |
| Wertberichtigungen auf Forderungen | - 11.361 | - 12.206 | + 845 | + 6,9 | - 13.716 |
| Finanzanlagen | 53.000 | 65.807 | - 12.807 | - 19,5 | 101.998 |
| Sachanlagen | 3.001 | 3.331 | - 330 | - 9,9 | 3.473 |
| Immaterielle Vermögenswerte | 2.721 | 3.746 | - 1.025 | - 27,4 | 3.816 |
| Sonstige Aktiva | 9.557 | 12.220 | - 2.663 | - 21,8 | 21.156 |
| **SUMME DER AKTIVA** | **479.455** | **535.815** | **- 56.360** | **- 10,5** | **691.157** |

| PASSIVA in Mio € | 2003 | 2002 HVB Group neu | Veränderung in Mio € | in % | 2002 HVB Group alt |
|---|---|---|---|---|---|
| Verbindlichkeiten gegenüber Kreditinstituten | 112.964 | 136.419 | - 23.455 | - 17,2 | 143.361 |
| Verbindlichkeiten gegenüber Kunden | 140.312 | 147.096 | - 6.784 | - 4,6 | 154.922 |
| Verbriefte Verbindlichkeiten | 122.728 | 147.523 | - 24.795 | - 16,8 | 271.561 |
| Handelspassiva | 55.233 | 51.479 | + 3.754 | + 7,3 | 51.479 |
| Rückstellungen | 6.847 | 8.830 | - 1.983 | - 22,5 | 10.931 |
| Sonstige Passiva | 9.400 | 11.973 | - 2.573 | - 21,5 | 21.549 |
| Nachrangkapital | 19.183 | 20.564 | - 1.381 | - 6,7 | 22.311 |
| Anteile in Fremdbesitz | 2.476 | 678 | + 1.798 | >+100,0 | 813 |
| Eigenkapital | 10.312 | 11.253 | - 941 | - 8,4 | 14.230 |
| Gezeichnetes Kapital | 1.609 | 1.609 | -- | -- | 1.609 |
| Kapitalrücklage | 9.295 | 12.024 | - 2.729 | - 22,7 | 13.112 |
| Gewinnrücklagen | -- | -- | -- | -- | 2.882 |
| Rücklagen aus Währungs- und sonstigen Veränderungen | - 40 | -- | - 40 | -- | -- |
| Bewertungsänderungen von Finanzinstrumenten | - 552 | - 2.380 | + 1.828 | + 76,8 | - 3.373 |
| AfS-Rücklage | 326 | - 1.531 | + 1.857 | - 3,4 | - 1.319 |
| Hedge-Rücklage | - 878 | - 849 | - 29 | -- | - 2.054 |
| Konzerngewinn | -- | -- | -- | -- | -- |
| **SUMME DER PASSIVA** | **479.455** | **535.815** | **- 56.360** | **- 10,5** | **691.157** |

## (1) Erfolgsrechnung nach Geschäftsfeldern

| in Mio € | Deutschland | Österreich und CEE | Corporates & Markets | Workout Immobilien | Sonstige/ Konsolidierung | HVB Group neu |
|---|---|---|---|---|---|---|
| **Zinsüberschuss** | | | | | | |
| 2003 | 2.911 | 1.948 | 1.356 | - 12 | - 322 | 5.881 |
| 2002 | 2.954 | 1.981 | 1.373 | - 10 | - 362 | 5.936 |
| **Kreditrisikovorsorge** | | | | | | |
| 2003 | 1.455 | 461 | 330 | 58 | 9 | 2.313 |
| 2002 | 1.853 | 511 | 919 | -- | 9 | 3.292 |
| **Provisionsüberschuss** | | | | | | |
| 2003 | 1.236 | 1.109 | 451 | -- | - 1 | 2.795 |
| 2002 | 1.187 | 1.064 | 418 | - 2 | 5 | 2.672 |
| **Handelsergebnis** | | | | | | |
| 2003 | 5 | 105 | 652 | -- | 58 | 820 |
| 2002 | 3 | 30 | 699 | -- | 55 | 787 |
| **Verwaltungsaufwand** | | | | | | |
| 2003 | 2.943 | 2.285 | 1.086 | 13 | 44 | 6.371 |
| 2002 | 3.266 | 2.222 | 1.319 | 27 | 62 | 6.896 |
| **Saldo sonstige betriebliche Erträge/ Aufwendungen** | | | | | | |
| 2003 | 524 | 37 | 6 | - 3 | 56 | 620 |
| 2002 | 28 | 24 | 30 | - 4 | 102 | 180 |
| **Betriebsergebnis** | | | | | | |
| 2003 | 278 | 453 | 1.049 | - 86 | - 262 | 1.432 |
| 2002 | - 947 | 366 | 282 | - 43 | - 271 | - 613 |
| **Finanzanlageergebnis** | | | | | | |
| 2003 | - 26 | 63 | 7 | -- | - 1.850 | - 1.806 |
| 2002 | - 99 | 50 | - 267 | -- | 903 | 587 |

| in Mio € | Deutschland | Österreich und CEE | Corporates & Markets | Workout Immobilien | Sonstige/ Konsolidierung | HVB Group neu |
|---|---|---|---|---|---|---|
| **Abschreibungen auf Geschäfts- oder Firmenwerte** | | | | | | |
| 2003 | 19 | 721 | 389 | -- | 5 | 1.134 |
| 2002 | 215 | 118 | 59 | -- | 3 | 395 |
| **Zuführung zu Restrukturierungsrückstellungen** | | | | | | |
| 2003 | -- | -- | -- | -- | -- | -- |
| 2002 | 212 | 2 | 35 | -- | 34 | 283 |
| **Saldo übrige Erträge/Aufwendungen** | | | | | | |
| 2003 | - 9 | - 7 | - 1 | - 152 | - 469 | - 638 |
| 2002 | - 11 | - 2 | - 3 | - 115 | - 18 | - 149 |
| **Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern** | | | | | | |
| 2003 | 224 | - 212 | 666 | - 238 | - 2.586 | - 2.146 |
| 2002 | - 1.484 | 294 | - 82 | - 158 | 577 | - 853 |
| **Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (bereinigt um Sondereffekte)** | | | | | | |
| 2003 | - 244 | 328 | 1.003 | - 238 | - 239 | 610 |
| **darunter: Bank Austria-Gruppe (2003 bereinigt um Sondereffekte)** | | | | | | |
| 2003 | -- | 328 | 55 | -- | 7 | 390 |
| 2002 | -- | 294 | - 42 | -- | 34 | 286 |

## (2) Kennziffern nach Geschäftsfeldern

| in % | Deutschland | Österreich und CEE | Corporates & Markets | Workout Immobilien [1] | Sonstige/ Konsolidierung [1] | HVB Group neu |
|---|---|---|---|---|---|---|
| **Cost-Income-Ratio** (auf der Basis der operativen Erträge) | | | | | | |
| 2003 | 62,9 | 71,4 | 44,1 | -- | -- | 63,0 |
| 2002 | 78,3 | 71,7 | 52,3 | -- | -- | 72,0 |
| **Eigenkapitalrentabilität vor Steuern[2]** | | | | | | |
| 2003 | 3,6 | - 6,9 | 15,9 | -- | -- | - 14,6 |
| 2002 | - 20,9 | 8,6 | - 1,5 | -- | -- | - 5,0 |
| **Eigenkapitalrentabilität vor Steuern (bereinigt um Goodwillabschreibungen)[2]** | | | | | | |
| 2003 | 3,9 | 16,5 | 25,1 | -- | -- | - 6,9 |
| 2002 | - 17,9 | 12,0 | - 0,4 | -- | -- | - 2,7 |
| **Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen) [3]** | | | | | | |
| 2003 | 3,2 | 8,3 | 23,7 | -- | -- | - 11,2 |
| 2002 | - 17,2 | 8,5 | - 0,4 | -- | -- | - 2,8 |
| **Eigenkapitalrentabilität nach Steuern** | | | | | | |
| 2003 | 2,9 | - 17,2 | 13,5 | -- | -- | - 19,7 |
| 2002 | - 20,7 | 4,6 | - 1,6 | -- | -- | - 5,4 |

1) Kennzahlenwerte ökonomisch nicht aussagekräftig

2) Ergebnis vor Steuern bzw. Ergebnis vor Steuern bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlich bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten ) inkl. Fremdanteile

3) Jahresüberschuss/-fehlbetrag bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten)

**Investor Relations-Team:**

| | |
|---|---|
| Christian.Becker-Hussong@hvb.de | ☎ +49-89-378 28235 |
| Regine.Angermeyer-Naumann@hvb.de | ☎ +49-89-378 27602 |
| Susan.Eckenberg@hvb.de | ☎ +49-89-378 29185 |
| Natascha.Ropeter@hvb.de | ☎ +49-89-378 26024 |
| Richard.Speich@hvb.de | ☎ +49-89-378 31063 |
| Fax | ☎ +49-89-378 24083 |

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

Forward-looking statements

This document contains certain forward-looking statements relating to the business, financial performance and results of HypoVereinsbank and/or ist subsidiaries and/or the industry in which HypoVereinsbank and ist subsidiaries operate. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words „believes," „expects," „predicts," „intends," „projects," „plans," „estimates," „aims," „foresees," „anticipates," „targets," and similar expressions. Such statements reflect HypoVereinsbank's current views with respect to future events and are subject to risks and uncertainties.

These forward-looking statements are based on HypoVereinsbank's current plans, estimates, projections and expectations. These statements are based on certain assumptions that, although reasonable at this time, may prove to be erroneous. Prospective investors should not place undue reliance on these forward-looking statements. If certain risks and uncertainties materialize, or if certain underlying assumptions prove incorrect, events described in this document might not occur or actual results may vary materially from those described in this document as anticipated, believed, estimated or expected, and HypoVereinsbank or HVB Group may not be able to achieve its financial targets and strategic objectives. HypoVereinsbank does not intend, and does not assume any obligation, to update industry information or forward-looking statements set forth in this document.

**Legends**

***United States***

These materials are not an offer for sale of the subscription rights or the securities in the United States. The subscription rights and the securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. HypoVereinsbank does not intend to register any portion of the offering in the United States or to conduct a public offering of subscription rights or securities in the United States.

Diese Unterlagen sind kein Angebot zum Kauf von Bezugsrechten oder Wertpapieren in den Vereinigten Staaten von Amerika. Bezugsrechte und Wertpapiere dürfen in den Vereinigten Staaten nur mit vorheriger Registrierung oder ohne vorherige Registrierung nur aufgrund einer Ausnahmeregelung verkauft oder zum Kauf angeboten werden. HVB Group hat nicht die Absicht, das Angebot oder einen Teil davon in den Vereinigten Staaten zu registrieren oder ein öffentliches Angebot von Bezugsrechten oder Aktien in den Vereinigten Staaten durchzuführen.

**Deutschland**

Dieses Dokument stellt weder ein Angebot zum Kauf von Aktien der Bayerische Hypo- und Vereinsbank AG oder entsprechenden Bezugsrechten noch eine Aufforderung zur Abgabe eines Angebots zum Kauf solcher Aktien oder Bezugsrechte dar. Die Bayerische Hypo- und Vereinsbank AG wird voraussichtlich am [22. März] 2004 einen Verkaufsprospekt für die neuen Aktien aus der Kapitalerhöhung veröffentlichen, der bei der Bayerische Hypo- und Vereinsbank AG, Arabellastrasse 12, D-81925 München, sowie bei den Wertpapierbörsen zu Frankfurt am Main, Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart erhältlich sein wird. Im Zusammmenhang mit dem Angebot der neuen Aktien der Bayerische Hypo- und Vereinsbank AG sind ausschließlich die Angaben im Verkaufsprospekt verbindlich.

**Austria**

Dieses Dokument stellt weder ein Angebot zum Kauf von Aktien oder entsprechenden Bezugsrechten der Bayerischen Hypo- und Vereinsbank AG, noch eine Aufforderung zur Abgabe eines Angebots zum Kauf solcher Aktien oder Bezugsrechte dar.

**Switzerland**

This document does not constitute a public offering prospectus as that term is understood pursuant to Article 652a of the Swiss Code of Obligations.

**Belgium**

The Offering Circular has not been notified to or approved by the Commission for Banking, Finance and Insurance ("Commission bancaire, financière et des assurances"/"Commissie voor het Bank-, Financie-en Assurantiewezen") and is therefore transmitted on a purely confidential basis. Accordingly, the New Shares may not be publicly offered for sale, sold or marketed in Belgium by means of a public offering under Belgian law. Any offer to sell the New Shares in Belgium will be permitted exclusively to either (i) persons who each subscribe for a minimum of EUR 250,000, or (ii) qualifying institutional investors, acting for their own account, and listed in Article 3, 2° of the Royal Decree of July 7, 1999. In addition, if an investor is a consumer within the meaning of Article 1.7 of the Law of July 14, 1991 on consumer protection and trade practices, a sale of New Shares must be made in compliance with the provisions of such law and its implementing legislation.

**France**

No offering circular (including the offering circular or any amendment, supplement or replacement thereto) subject to the approval (*visa*) of the *Authorité des marchés financieres* has been prepared in connection with the offering. The subscription rights and the shares may not be offered or sold to the public in France and neither the offering circular, nor any other offering material or information contained therein relating to the subscription rights or the shares may be released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offering in respect of the subscription rights or the shares to the public in France. The offering shall be made in France only to qualified investors (*investisseurs qualifiés*) acting for their own account as defined in article L. 411-2 of the *French Code Monétaire et Financier* and *Décret* no. 98-880 dated October 1, 1998. The direct or indirect resale to the public in France of any subscription rights or any shares acquired by such qualified investors may be made only as provided by articles L. 412-1 and L. 621-8 of the *French Code Monétaire et Financier* and applicable regulations thereunder. Persons into whose possession the offering circular or any amendment, supplement or replacement thereto come must inform themselves about and observe any such restrictions. The offering does not constitute a solicitation by anyone not authorized to so act and the offering circular

may not be used for or in connection with the offering to solicit anyone to whom it is unlawful to make the offering.

**Italy**

The offering shall be made in Italy only to qualified investors ("*operatori qualificati*") as defined in Article 31 of Regulation No. 11522 of July 1, 1998, as amended, of the *Commissione Nazionale per le Società e la Borsa*. Accordingly, no offering circular (including the offering circular or any amendment, supplement or replacement thereto) has been notified to or approved by *Commissione Nazionale per le Società e la Borsa* in connection with the offeThe subscription rights and the shares may not be offered or sold to the public in Italy and neither the offering circular, nor any other offering material or information contained therein, may be issued or distributed or caused to be released, issued or distributed to the public in Italy, or used in connection with any offering in respect of the subscription rights or the shares to the public in Italy. Any qualified investor purchasing subscription rights or shares in the offering shall be solely responsible for ensuring that any such resale occurs in compliance with applicable laws and regulations.

Directed at Financial Analysts:

This documentation is being distributed to you in your professional capacity as a financial analyst and is intended only for your use in such capacity. You are not allowed to forward, distribute further, or make otherwise available this documentation to any other person or entity. You shall not reveal any research based on this documentation to persons other than qualified investors ("*operatori qualificati*") as defined in Article 31 of Regulation No. 11522 of July 1, 1998, as amended, of the Italian *Commissione Nazionale per le Società e la Borsa*.

**Netherlands**

The subscription rights and the securities may not be offered, sold, transferred, or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities who or that trade or invest in securities in the conduct of their profession or trade, which includes banks, pension funds, insurance companies, securities firms, investment institutions, institutional investors and treasuries of large enterprises.

**United Kingdom**

The contents of this announcement, which have been prepared by and are the sole responsibility of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, have been approved by J.P. Morgan Securities Ltd. solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000. J.P. Morgan Securities Ltd. is acting for the Bayerische Hypo- und Vereinsbank Aktiengesellschaft and no-one else in relation to the offer and will not be responsible to anyone other than the Bayerische Hypo- und Vereinsbank Aktiengesellschaft for providing the protections offered to clients of J.P. Morgan Securities Ltd. nor for providing advice in relation to the offer. J.P. Morgan Securities Ltd. can be contacted at 125 London Wall/London EC2Y 5AJ/United Kingdom.

FSA/Stabilisation.